Exhibit 2.2

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this “Agreement”) is made and entered into as of October 26, 2005, by and among Avicena Group, Inc., a Delaware corporation (“Avicena”), AVN Acquisition Corp., a Delaware corporation (“AVN”), and LaSalle Bank National Association, a national banking association duly organized and existing under the laws of the United States of America, with its principal office in Chicago, Illinois (the “Escrow Agent”).

BACKGROUND

WHEREAS, Avicena and AVN have entered into a Merger Agreement dated as of October 25, 2005 (the “Merger Agreement”), which has been approved by the stockholders of both such companies;

WHEREAS, pursuant to the Merger Agreement, Avicena has agreed to deposit the Merger Certificate Instructions (hereafter defined), and AVN has agreed to deposit the Purchase Price (hereafter defined) in escrow with the Escrow Agent to be held and distributed by the Escrow Agent on the terms and conditions set forth herein; and

WHEREAS, Avicena intends to file a registration statement on Form SB-2 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) covering the resale by the former AVN stockholders of the 21,000,000 shares of Avicena common stock to be issued to them upon consummation of the merger of AVN with and into Avicena (the “Merger”) pursuant to the Merger Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing background, the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

ESTABLISHMENT OF ESCROW

Subsequent to the execution of this Agreement, the following will occur, all of which shall be acknowledged by Avicena, AVN and the Escrow Agent:

1.1 Avicena will prepare, execute and forward for holding to its Delaware corporate agent, Corporation Service Company (“CSC”), a Certificate of Merger (the “Merger Certificate”), to be filed with the Delaware Secretary of State to effect the Merger. Avicena will also prepare, execute and deliver to the Escrow Agent written instructions (the “Merger Certificate Instructions”), addressed to CSC, authorizing and directing CSC, as Avicena’s agent, to file the Merger Certificate with the Delaware Secretary of State.

1.2 AVN will deposit Two Million dollars ($2,000,000) (the “Purchase Price”) with the Escrow Agent. The Purchase Price, together with any investment earnings on the Purchase Price, shall be referred to as the “Escrow Fund.”

1.3 Avicena and AVN hereby appoint the Escrow Agent, and the Escrow Agent hereby agrees to serve, as the escrow agent and depositary subject to the terms and conditions set forth herein. The Escrow Agent shall receive the Purchase Price and agrees to hold the Escrow Fund in a separate and distinct account (the “Escrow Account”). The Escrow Agent shall also receive and hold the Merger Certificate Instructions. The Escrow Agent shall not distribute or release either the Escrow Fund or the Merger Certificate Instructions except in accordance with the express terms and conditions of this Agreement.

ARTICLE II

INVESTMENT OF ESCROW FUND

2.1 The Purchase Price shall be invested as soon as reasonably practicable, including income earned on said investment, in a LaSalle Enhanced Liquidity Management account. All income earned on the Purchase Price shall be taxable to the recipient of the Escrow Account. The Escrow Agent shall have no responsibility for the tax consequences of this Agreement.

2.2 The Escrow Agent shall not be responsible to either party or any other person or entity for any loss or liability arising in respect of any directed investment in Section 2.1 except to the extent that such loss or liability arose from the Escrow Agent’s gross negligence or willful misconduct. All earnings shall be added to, and any losses shall be deducted from, the Escrow Fund and, to the extent of the excess of earnings over losses, earnings shall form part of the Escrow Fund.

ARTICLE III

DISBURSEMENT OF THE ESCROW ACCOUNT

The Escrow Agent is hereby authorized and directed to (a) deliver by facsimile or e-mail the Merger Certificate Instructions to CSC, to the fax number or e-mail address set forth in Schedule A hereof, with a hard copy to be sent by overnight courier to the street address set forth on Schedule A, and (b) immediately after such transmission, disburse the Escrow Fund to Avicena pursuant to the wire transfer instructions set forth in Schedule B, as soon as practicable upon receipt of either of the following two items:

(i)	a copy of an order of the SEC declaring the Registration Statement effective; or

(ii)	joint written instructions from Avicena and AVN confirming that the SEC has declared the Registration Statement effective.

If the SEC has not declared the Registration Statement effective by December 31, 2005, or the Escrow Agent has not received either of the two items called for in this Article III or other joint instructions from Avicena and AVN prior to January 7, 2006, the Escrow Agent is hereby authorized and directed to (a) disburse the Escrow Fund to AVN pursuant to the wire transfer instructions set forth in Schedule C, and (b) return the Merger Certificate Instructions (and all copies thereof) to Avicena.

ARTICLE IV

COMPENSATION; EXPENSES

4.1 As compensation for its services to be rendered under this Agreement, the Escrow Agent shall receive a fee in the amount specified in Schedule D hereof and shall be reimbursed upon request for all expenses, disbursements and advances, including reasonable fees of outside counsel, if any, incurred or made by it in connection with the preparation of this Agreement and the carrying out of its duties under this Escrow Agreement. The fees and expenses of the Escrow Agent shall be paid entirely by Avicena.

4.2 To the extent any amount due to the Escrow Agent pursuant to Section 4.1 is not paid, the Escrow Agent shall notify all parties and if such amount is not paid within five (5) Business Days of such notice, then the Escrow Agent may deduct the same from the Escrow Account. In the event that Escrow Agent has offset such fees and expenses from the Escrow Fund, the party or parties failing to pay the same directly to Escrow Agent shall promptly reimburse the Escrow Fund for the same.

ARTICLE V

EXCULPATION AND INDEMNIFICATION

5.1 The obligations and duties of the Escrow Agent are confined to those specifically set forth in this Agreement. In the event that any of the terms and provisions of any other agreement between any of the parties hereto conflict or are inconsistent with any of the terms and provisions of this Agreement, the terms and provisions of this Agreement shall govern and control in all respects. The Escrow Agent shall not be subject to, nor be under any obligation to ascertain or construe the terms and conditions of any other instrument, whether or not now or hereafter deposited with or delivered to the Escrow Agent or referred to in this Agreement, nor shall the Escrow Agent be obligated to inquire as to the form, execution, sufficiency, or validity of any such instrument nor to inquire as to the identity, authority, or rights of the person or persons executing or delivering same.

5.2 The Escrow Agent shall not be personally liable for any act that it may do or omit to do hereunder in good faith and in the exercise of its own best judgment. Any act done or omitted to be done by the Escrow Agent pursuant to the advice of its attorneys shall be deemed conclusively to have been performed or omitted in good faith by the Escrow Agent.

5.3 In the event the Escrow Agent is notified of any dispute, disagreement or legal action between Avicena, AVN and any third party relating to or arising in connection with the escrow, the Escrow Fund, or the performance of the Escrow Agent’s duties under this Agreement, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent may hold all documents and funds and may wait for settlement of any such controversy by final appropriate legal proceedings, arbitration, or other means as, in the Escrow

Agent’s discretion, it may require. In such event, the Escrow Agent will not be liable for interest or damage. Furthermore, the Escrow Agent may, at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves, provided that such action must be brought before the Arbitrator pursuant to Article XV hereof if the dispute involves solely Avicena and AVN. The Escrow Agent is authorized, at its option, to deposit with the Clerk of the Court or the Arbitrator, as applicable, all documents and funds held in escrow, except all costs, expenses, charges, and reasonable attorneys’ fees incurred by the Escrow Agent due to the interpleader action and which Avicena and AVN agree to pay pursuant to Article IV. Upon initiating such action, the Escrow Agent shall be fully released and discharged of and from all obligations and liability imposed by the terms of this Agreement.

5.4 Avicena and AVN hereby agree, jointly and severally, to indemnify and hold the Escrow Agent, and its directors, officers, employees, and agents, harmless from and against all costs, damages, judgments, attorneys’ fees (whether such attorneys shall be regularly retained or specifically employed), expenses, obligations and liabilities of every kind and nature which the Escrow Agent, and its directors, officers, employees, and agents, may incur, sustain, or be required to pay in connection with or arising out of this Agreement, unless the aforementioned results from the Escrow Agent’s gross negligence or willful misconduct, and to pay the Escrow Agent on demand the amount of all such costs, damages, judgments, attorneys’ fees, expenses, obligations, and liabilities. The costs and expenses of enforcing this right of indemnification also shall be paid by Avicena and AVN pursuant to Article IV. The foregoing indemnities in this paragraph shall survive the resignation or substitution of the Escrow Agent or the termination of this Agreement.

ARTICLE VI

TERMINATION OF AGREEMENT

This Agreement may be terminated at any time upon the receipt by the Escrow Agent of three (3) Business Days prior joint written notice of termination by Avicena and AVN directing the distribution of all assets then held by the Escrow Agent under and pursuant to this Agreement. This Agreement shall automatically terminate if and when all amounts in the Escrow Account (including all the securities in which any of the funds deposited into the Escrow Account shall have been invested) and the Merger Certificate Instructions shall have been distributed by the Escrow Agent in accordance with the terms of this Agreement; provided, however, that the rights and obligations of the parties hereto shall survive the termination hereof.

ARTICLE VII

RESIGNATION OF ESCROW AGENT

The Escrow Agent may resign at any time upon giving at least thirty (30) days prior written notice to Avicena and AVN; provided, however, that no such resignation shall become effective until the appointment of a successor escrow agent which shall be accomplished as follows: Avicena shall use its best efforts to select a successor escrow agent, reasonably acceptable to AVN, within thirty (30) days after receiving such notice. If Avicena fails to appoint a successor escrow agent within such time, the Escrow Agent shall have the right to appoint a successor escrow agent. The successor escrow agent shall execute and deliver an instrument accepting such appointment and it shall, without further acts, be vested with all the estates, properties, rights, powers, and duties of the predecessor escrow agent as if originally named as escrow agent. Upon delivery of such instrument, the Escrow Agent shall be discharged from any further duties and liability under this Agreement. The Escrow Agent shall be paid any outstanding fees and expenses prior to transferring assets to a successor escrow agent.

ARTICLE VIII

NOTICES

All notices required by this Agreement shall be in writing and shall be deemed to have been received (a) immediately if sent by facsimile transmission (with a confirming copy sent the same Business Day by registered or certified mail), or by hand delivery (with signed return receipt), or (b) the next Business Day if sent by nationally recognized overnight courier, in any case to the respective addresses as follows:

If to Avicena:

AVICENA GROUP, INC.

228 Hamilton Avenue, Third Floor

Palo Alto, CA 94301

Attn: Belinda Taso Nivaggioli

Telephone: (415) 397-2880

Facsimile: (415) 397-2898

With a copy to:

Sachnoff & Weaver, Ltd.

10 South Wacker, Floor 40

Chicago, Illinois 60606

Attn: Lance R. Rodgers

Telephone: (312) 207-6481

Facsimile: (312) 207-6400

If to AVN:

AVN ACQUISITION CORP.

C/o Corsair Advisors, Inc.

497 Delaware Avenue

Buffalo, New York 14202

Attention: Joseph P. Galda

Telephone: (716) 882-2157

Fax: (716) 883-0061

If to the Escrow Agent:

LaSalle Bank National Association

135 South LaSalle Street

Suite 1960

Chicago, IL 60603

Attention: Laura H. Mackey

Telephone: (312) 904-5859

Fax: (312) 904-2236

ARTICLE IX

GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois without regard to its choice of law provisions and the parties hereto consent to jurisdiction in the State of Illinois and venue in any state or Federal court located in the City of Chicago.

ARTICLE X

AUTOMATIC SUCCESSION

Any bank or corporation into which the Escrow Agent may be merged or with which it may be consolidated, or any bank or corporation to whom the Escrow Agent may transfer a substantial amount of its Escrow business, shall be the successor to the Escrow Agent without the execution or filing of any paper or any further act on the part of any of the parties, anything herein to the contrary notwithstanding.

ARTICLE XI

AMENDMENT AND MODIFICATION

Avicena, AVN and the Escrow Agent may amend, modify, and/or supplement this Agreement as they may mutually agree in writing.

ARTICLE XII

COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which taken together shall constitute one and the same instrument. In making proof of this Agreement it shall be necessary to produce or account for only one such counterpart signed by or on behalf of the party sought to be charged herewith.

ARTICLE XIII

INTERPRETATION

13.1 The headings used in this Agreement are for convenience only and shall not constitute a part of this Agreement.

13.2 As used in this Agreement, “Business Day” means a day other than a Saturday, Sunday, or other day when banking institutions in Chicago, Illinois are authorized or required by law or executive order to be closed.

ARTICLE XIV

SEVERABILITY

The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative this Agreement shall be construed with the invalid or inoperative provisions deleted and the rights and obligations of the parties shall be construed and enforced accordingly.

ARTICLE XV

RESOLUTION OF DISPUTES

15.1 Any controversy or claim arising out of or relating to this Agreement or the breach hereof shall be settled by arbitration in accordance with commercial rules of the American Arbitration Association (“AAA”). Arbitration proceedings conducted pursuant to this Article XV shall be held in Chicago, Illinois.

15.2 Arbitrations shall be conducted by a single arbitrator (the “Arbitrator”) selected at random from a list of arbitrators maintained in the office of AAA in Chicago, Illinois. The Arbitrator must be a person experienced in corporate law or the law of commercial finance and must have served as an arbitrator in not less than three prior commercial arbitrations involving primarily questions of commercial or corporate law conducted under the AAA rules. The Arbitrator may not be a person who ever has been an affiliate of or attorney for any party or for any of their respective affiliates.

15.3 The parties shall allow and participate in discovery in accordance with the United States Federal Rules of Civil Procedure for a period of 90 days after the filing of an answer or other responsive pleading. Unresolved discovery disputes may be brought to the attention of the Arbitrator for resolution.

15.4 Any provisional remedy that would be available from a court of law shall be available from the Arbitrator to the parties pending arbitration. Any party may, without inconsistency with this Agreement, apply to any court of proper jurisdiction and seek injunctive relief to maintain the status quo until the arbitration award is rendered or the controversy is otherwise resolved.

15.5 The Arbitrator’s award shall be made in writing, but shall not make any findings of fact or conclusions of law. The Arbitrator shall have no authority to award punitive or other damages not measured by the prevailing party’s actual damages and may not, in any event, make any ruling, finding, or award that does not conform to the terms and conditions of this Agreement and the Merger Agreement. Judgment on any arbitration award may be entered by the Arbitrator or by any party in any court having jurisdiction thereof. No party or Arbitrator may disclose the existence, content, or results of any arbitration or arbitration award without the prior written consent of both parties except to the extent necessary to enter and enforce a judgment based upon such award.

15.6 The award of the Arbitrator shall be final and not subject to appeal. Each party hereby waives the benefit of any applicable law that would permit it to appeal the decision of the Arbitrator to any court or other authority.

15.7 All fees and expenses of the arbitration shall be borne by the parties equally. However, each party shall bear the expense of its own counsel, experts, witnesses, and preparation and presentation of proofs.

15.8 The provisions of this Article XV shall survive termination of this Agreement. Any dispute regarding the applicability of this Article XV to a particular claim or controversy shall be arbitrated as provided in this Article XV.

[The next page is the signature page]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Escrow Agreement as of the day and year first above written.

AVICENA GROUP, INC.

By:	/s/ Belinda Tsao Nivaggioli
Name:	Belinda Tsao Nivaggioli
Title:	Chief Executive Officer

AVN ACQUISITION CORP.

By:	/s/ Joseph P. Galda
Name:	Joseph P. Galda
Title:	Secretary, Treasurer

LASALLE BANK NATIONAL ASSOCIATION, solely as Escrow Agent hereunder and not in its individual capacity

By:	/s/ R. C. Bergman
Name:	R. C. Bergman
Title:	First Vice President

SCHEDULE A

Address for CSC

Corporation Service Company

Attention: Kim Leonard

Fax: 217-544-4657

Email: kleonard@cscinfo.com

Paper Mail:	801 Adlai Stevenson Drive
Springfield, IL 62703

SCHEDULE B

Wire Instructions for Avicena

BANK:	Northern Trust Bank
50 South LaSalle Street
Chicago, IL 60675

ABA ROUTING #:	071-000-152
ACCT. NAME:	Sachnoff & Weaver, Ltd. Escrow Account
ACCOUNT #:	1894668
REMITTER:	AVN Acquisition Corp. f/b/o The Avicena Group, Inc.

SCHEDULE C

Wire Instructions for AVN

BANK:	HSBC Bank USA N.A.
Attention: Buffalo, Snyder Officer
4467 Main Street
Snyder, NY 14226

ABA ROUTING #:	021001088
ACCT. NAME:	AVN Acquisition Corp.
ACCOUNT #:	714771422

SCHEDULE D

Escrow Agent Fee

Acceptance Fee:	Waived

Annual Administration Fee:	$2,000.00

The Administration Fee is due upon execution of the Escrow Agreement.

Any investment transaction not in a money market fund or a LaSalle Enhanced Liquidity Management account will incur a $150.00 per transaction fee. The parties to this Agreement understand and agree that the Escrow Agent may receive certain revenue on certain mutual fund investments. These revenues take one of two forms:

Shareholder Servicing Payments: The Escrow Agent may receive Shareholder Servicing Payments as compensation for providing certain services for the benefit of the Money Market Fund Company. Shareholder Services typically provided by LaSalle Bank include the maintenance of shareholder ownership records, distributing prospectuses and other shareholder information materials to investors and handling proxy-voting materials. Typically Shareholder Servicing payments are paid under a Money Market Fund’s 12b-1 distribution plan and impact the investment performance of the Fund by the amount of the fee. The shareholder servicing fee payable from any money market fund is detailed in the Fund’s prospectus that will be provided to the parties.

Revenue Sharing Payments: The Escrow Agent may receive revenue sharing payments from a Money Market Fund Company. These payments represent a reallocation to the Escrow Agent of a portion of the compensation payable to the fund company in connection with the Escrow Account’s money market fund investment. Revenue Sharing payments constitute a form of fee sharing between the fund company and the Escrow Agent and do not, as a general rule, result in any additional charge or expense in connection with a money market fund investment, are not paid under a 12b-1 plan, and do not impact the investment performance of the Fund. The amount of any revenue share, if any, payable to the Escrow Agent with respect to the Escrow Account’s investments is available upon request.

All out-of-pocket expenses will be billed at the Escrow Agent’s cost. Out-of-pocket expenses include, but are not limited to, professional services (e.g. legal or accounting), travel expenses, postage (including express mail and overnight delivery charges), and copying charges.